82-34792

智慧溝通 靈感無限

Tencent 腾讯

By Fax (1-202-772-9207) and by airmail

RECEIVED
2005 AUG 16 P 3:22

3 August 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
N. W., Washington, D. C. 20549
U.S.A.

05010474

SUPPL

Dear Sir / Madam

Tencent Holdings Limited
Update of Business and Mailing Address

Please be informed that our current business and mailing address is Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong. Please update our address on your website accordingly.

Please acknowledge receipt by signing and returning a copy of this letter to us.

If you have any query, please feel free to contact our Rebecca Ng at 852-90509665 or the undersigned at 852-91006939.

Thank you for your attention.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Yours faithfully
For and behalf of
Tencent Holdings Limited

Lau Suk Yi
Company Secretary

Tencent 腾讯

By Fax (1-202-772-9207) and by airmail

3 August 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
N. W., Washington, D. C. 20549
U.S.A.

Dear Sir / Madam

Tencent Holdings Limited
Update of Business and Mailing Address

Please be informed that our current business and mailing address is Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong. Please update our address on your website accordingly.

Please acknowledge receipt by signing and returning a copy of this letter to us.

If you have any query, please feel free to contact our Rebecca Ng at 852-90509665 or the undersigned at 852-91006939.

Thank you for your attention.

Yours faithfully
For and behalf of
Tencent Holdings Limited

Lau Suk Yi
Company Secretary

TENCENT HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
騰訊控股有限公司
(於開曼群島註冊成立的有限公司)

Room 3002, 30/F., Far East Finance Centre, 16 Harcourt Road, HK
Tel (852) 2179 5122 Fax (852) 2529 0222
香港夏慤道 16 號遠東金融中心 30 樓 3002 室
電話 (852) 2179 5122 傳真 (852) 2529 0222